SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------
                                    FORM 11-K
                                   -----------

   /x/ ANNUAL REPORT PURSUANT  TO SECTION 15(d) OF  THE SECURITIES  EXCHANGE ACT
       OF 1934
       For the fiscal year ended December 31, 2003

                                       or

  / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

                          Commission File No. 0-22342



                 TRIAD GUARANTY INC. 401(K) PROFIT-SHARING PLAN
                            (Full title of the Plan)



                              TRIAD GUARANTY INC.
               101 SOUTH STRATFORD ROAD, WINSTON-SALEM, NC 27104
             (Name of issuer of the securities held pursuant to the
            plan and the address of its principal executive office)

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                             (MODIFIED CASH BASIS)

                 TRIAD GUARANTY INC. 401(K) PROFIT-SHARING PLAN

          DECEMBER 31, 2003 AND 2002 AND YEAR ENDED DECEMBER 31, 2003 WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                 Financial Statements and Supplemental Schedule
                              (Modified Cash Basis)

           December 31, 2003 and 2002 and year ended December 31, 2003



                                    Contents


Report of Independent Registered Public Accounting Firm.......................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits (Modified Cash Basis).........2
Statement of Changes in Net Assets Available for Benefits
    (Modified Cash Basis).....................................................3
Notes to Financial Statements (Modified Cash Basis)...........................4

SUPPLEMENTAL SCHEDULE

Schedule H Line 4i - Schedule of Assets (Held at End of Year)
    (Modified Cash Basis).....................................................9

EXHIBITS

23.2  Consent of Independent Accountants


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Triad Guaranty Inc. 401(k) Profit Sharing Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 TRIAD GUARANTY INC. 401(k) PROFIT-SHARING PLAN

June 28, 2004

                                 By:/s/Earl Wall
                                 -----------------------
                                 Earl Wall
                                 Senior Vice President, Secretary,
                                 General Counsel and Plan Administrator

             Report of Independent Registered Public Accounting Firm


Plan Administrator of the Triad Guaranty Inc.
    401(k) Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 2003 and 2002, and changes therein (modified cash basis) for the year ended December 31, 2003, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                ERNST & YOUNG LLP

May 28, 2004

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                 Statements of Net Assets Available for Benefits
                              (Modified Cash Basis)



                                                December 31
                                          2003               2002
                                   ---------------------------------------
Assets
Investments, at fair value          $    11,329,013     $     7,650,367
                                   ---------------------------------------
                                   ---------------------------------------
Net assets available for benefits   $  11,329,013       $     7,650,367
                                   =======================================


See accompanying notes.

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

            Statement of Changes in Net Assets Available for Benefits
                              (Modified Cash Basis)

                          Year ended December 31, 2003


Additions:
   Investment income:
     Interest and dividends                           $       183,514
     Net appreciation in fair value of investments          2,157,803
                                                      ------------------
                                                      ------------------
                                                            2,341,317
   Contributions:
     Participants                                           1,057,451
     Employer                                                 469,929
     Rollover                                                  24,673
                                                      ------------------
                                                            1,552,053
                                                      ------------------
Total additions                                             3,893,370

Deductions:
   Benefits paid to participants                              214,724
                                                      ------------------
                                                      ------------------
Total deductions                                              214,724
                                                      ------------------
                                                      ------------------

Net increase                                                3,678,646

Net assets available for benefits:
   Beginning of year                                        7,650,367
                                                      ------------------
   End of year                                        $    11,329,013
                                                      ==================


See accompanying notes.

                               TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                              (MODIFIED CASH BASIS)

1. DESCRIPTION OF PLAN

The following description of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a salary deferral 401(k) defined contribution plan covering all employees of Triad Guaranty Inc. and its subsidiaries (the "Company" or the "Plan Sponsor") who have at least three months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan became effective November 1, 1993.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of their annual compensation, as defined in the Plan. However, these elective deferral contributions may not exceed the dollar limitation contained in Section 402(g) of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In accordance with the Plan provisions, the Company may match the participant's elective deferral contribution. The discretionary percentage matched is determined by the Plan sponsor. Additional amounts may be contributed at the option of the Plan sponsor. Contributions receivable were approximately $6,000 and $28,000 as of December 31, 2003 and 2002, respectively.

Upon enrollment, a participant may direct employee contributions in 1-15% increments to any of the plans funds options. Participants may change their investment option daily online with Merrill Lynch, but their percent contribution can only be changed quarterly. Employer contributions are invested in the participant's investment options using the participant's percent selections. At any time, the participant may change his contribution to 0%.

FORFEITURES

Forfeitures of matching contributions of $14,389 were used to reduce employer contributions during 2003.

                               TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        (MODIFIED CASH BASIS) (CONTINUED)

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions (elective deferral contribution) and allocations of (a) the Company's contributions and (b) the Plan's earnings. Allocations are based on participants' compensation and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 20% vested after 1 year, 40% vested after 2 years, 60% vested after 3 years, 80% vested after 4 years and 100% vested after 5 years of service.

PARTICIPANTS LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum payment equal to the vested value of his or her account. Upon death, disability or retirement, a participant may receive either a lump-sum payment equal to the vested value of his or her account, or choose from several annuity options.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                               TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        (MODIFIED CASH BASIS) (CONTINUED)


2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investments are recorded at fair value, contributions are recorded when received and benefits are recorded when paid.

INVESTMENT VALUATION

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Marketable securities are stated at fair value. The participant loans are valued at their outstanding balances, which approximate their fair value.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The Plan's investments are held by a bank administered trust fund. Investments that represent 5 percent or more of the Plan's net assets as of December 31 are as follows:

                                                       2003            2002
                                                   ----------------------------

Investments at fair value as determined
   by quoted market price:
      Triad Guaranty Inc. Common Stock             $ 3,806,030      $ 3,255,875
      Merrill Lynch Retirement Preservation Trust    2,154,170        1,417,740
      Davis New York Venture Fund                    1,574,415          827,778
      Alger Capital Appreciation Portfolio             762,572          510,153
      PIMCO Total Return Fund                          722,264          498,223

                               TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        (MODIFIED CASH BASIS) (CONTINUED)



3. INVESTMENTS (CONTINUED)

During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:

                                          Net Appreciation
                                         in Fair Value During
                                                 Year
                                         --------------------
     Triad Guaranty Inc. Common Stock         $1,233,230
     Mutual Funds                                924,573
                                             -------------
                                              $2,157,803
                                             =============

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

All Plan investments are managed by the trustee, Merrill Lynch, and, therefore, these transactions qualify as a party-in-interest. All fees for the investment manager services were paid by the Plan sponsor.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All administrative expenses are paid directly by the Plan sponsor.

5. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

                               TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        (MODIFIED CASH BASIS) (CONTINUED)


6. INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 4, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                             SUPPLEMENTAL SCHEDULE

                           TRIAD GUARANTY INC. 401(K)
                               PROFIT-SHARING PLAN
                        EIN: 56-1838519 PLAN NUMBER: 001

                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              (MODIFIED CASH BASIS)

                                DECEMBER 31, 2003


  (a)                       (b)                                 (c)
                                                   Description of  Investment,
                                                 Including Maturity Date, Rate of          (e)
                 Identity of Issue, Borrower,      Interest, Collateral, Par or         Current
                   Lessor or Similar Party                Maturity Value                 Value
---- ------------------------------------------------------------------------------ -----------------

   * Triad Guaranty Inc. Common Stock                       75,591 shares                $ 3,806,030
     Davis New York Venture Fund                            57,210 shares                  1,574,415
      Dreyfus Founders Discovery Fund                        2,096 shares                     54,585
     Alger Capital Appreciation Portfolio                   96,042 shares                    762,572
     PIMCO Total Return Fund                                67,438 shares                    722,264
     Federated International Equity Fund                    24,690 shares                    380,468
   * Merrill Lynch Fundamental Growth Fund                  12,158 shares                    197,561
     Van Kampen American Value Fund                          4,152 shares                     88,363
   * Merrill Lynch Small Cap Value Fund                     13,089 shares                    334,295
     PIMCO Innovation Fund                                   2,301 shares                     39,235
     PIMCO Mid-Cap Growth Fund                               5,505 shares                    109,830
   * Merrill Lynch S&P 500 Index Fund                       27,302 shares                    372,403
     AIM Balanced Fund                                       1,912 shares                     45,754
     MFS Intl New Discovery Fund                             9,539 shares                    172,648
     State Street Research Emerging Growth                   5,445 shares                     72,201
     The Oakmark EQ & INC Fund                               2,495 shares                     54,815
   * Merrill Lynch Retirement Preservation Trust         2,154,170 shares                  2,154,170
     Other Assets                                          374,434 shares                    374,434
                                                 Various maturities with rates
     Loans                                       ranging from 5.00%
                                                           to 7.75%                           12,970
                                                                                    -----------------
                                                                                          $11,329,013
                                                                                    =================

* Indicates party in interest to the Plan

Note: Cost information has not been included because all investments are participant directed.